SC 13D/A 1 AMENDMENT NO. 3 TO THE SCHEDULE 13D sc13da210801002_02272017.htm
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Datawatch Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

237917208
(CUSIP Number)

Jack Ripsteen
Potrero Capital Research, LLC
Two Embarcadero, Suite 420
San Francisco, CA 94111
(415) 576-1103

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒ .

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See §  240.13d-7 for other parties to whom copies are to be sent.

_______________
1               The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP NO. 237917208

CUSIP NO. 237917208

1	NAME OF REPORTING PERSON Potrero Capital Research Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 159,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 159,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.33%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237917208

1	NAME OF REPORTING PERSON Potrero Capital Research Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 267,553
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 267,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237917208

1	NAME OF REPORTING PERSON Potrero Capital Research, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 426,919
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 426,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.56%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 237917208

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).   This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

1	NAME OF REPORTING PERSON Jack Ripsteen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 426,919
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 426,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.56%
14	TYPE OF REPORTING PERSON IN, HC

Item 11 is hereby amended to add the following:

Potrero and certain of its affiliates (the “Potrero Group”) sold shares of the Issuer. As a result, the total shares under the control of Potrero has been reduced to 426,919 shares representing 3.56% of the outstanding shares.

CUSIP NO. 237917208

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2016

Item 5.	Interest in Securities of the Issuer.

POTRERO CAPITAL RESEARCH PARTNERS, LP
By: Potrero Capital Research, LLC, its General Partner
/s/ Jack Ripsteen
Jack Ripsteen Managing Member

POTRERO CAPITAL RESEARCH PARTNERS II, LP
By: Potrero Capital Research, LLC, its General Partner
/s/ Jack Ripsteen
Jack Ripsteen Managing Member
POTRERO CAPITAL RESEARCH, LLC

/s/ Jack Ripsteen
Jack Ripsteen Managing Member

JACK RIPSTEEN
/s/ Jack Ripsteen